UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)
(Amendment No. 11)*
Premier Exhibitions, Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
74051E102

(CUSIP Number)
Samuel S. Weiser
Sellers Capital LLC
311 S. Wacker Dr. Ste. 925
Chicago, IL 60606
(312) 775-1303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 28, 2009

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74051E102	13D/A	Page	2	of	5

1	NAMES OF REPORTING PERSONS Sellers Capital Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) See footnote below.
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		4,778,399

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,778,399

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,778,399

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.3% See footnote below.

14	TYPE OF REPORTING PERSON (see instructions)

	IV
2(a) As affiliated companies, Sellers Capital Master Fund, Ltd. and Sellers Capital LLC are deemed to be a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.
13   The percentage is based on 29,289,657 shares issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on January 9, 2009.

CUSIP No.	74051E102	13D/A	Page	3	of	5
     This Amendment No. 11 to Schedule 13D (this “Schedule 13D/A”) supplements and amends information contained in the Schedule 13D, as most recently amended by Amendment No. 10 to Schedule 13D filed by SCMF and SC with the SEC on December 23, 2008.
Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is amended to add the following paragraph:
     On January 16, 2009, Sellers Capital delivered shareholder consents to the Issuer that represented more than a majority of the Issuer’s outstanding shares as of the record date for the consent solicitation. The Issuer’s shareholders submitted sufficient consents to elect Sellers Capital’s four director nominees – Christopher J. Davino, William M. Adams, Jack Jacobs and Bruce Steinberg, whose election the Issuer’s Board of Directors (the “Board”) recognized on January 28, 2009. On the same day, the Board terminated Arnie Geller as the Issuer’s President, Chief Executive Officer and Chairman of the Board and, as recommended by Sellers Capital, appointed Mr. Davino as the Issuer’s Interim President and Chief Executive Officer. The Board also elected Mark A. Sellers, one of its directors and the managing member of Sellers Capital, to serve as Chairman of the Board. Mr. Sellers will not receive any compensation from the Issuer in connection with his service in this position.
Item 7. Material to be Filed as Exhibits.
     Item 7 of the Schedule 13D is amended and restated to read in its entirety as follows:
     Exhibit 99.1 Amended Joint Filing Agreement, dated as of September 26, 2008, among Sellers Capital Master Fund, Ltd. and Sellers Capital LLC, filed as Exhibit 99.1 to Amendment No. 7 to Schedule 13D filed with the SEC on September 29, 2008 and hereby incorporated herein by reference.
     Exhibit 99.2 Definitive Consent Solicitation Statement of Sellers Capital Master Fund, Ltd. et al., filed with the SEC on December 18, 2008 and incorporated herein by reference.

CUSIP No.	74051E102	13D/A	Page	4	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 2, 2009

Sellers Capital Master Fund, Ltd.
By:	/s/ Samuel S. Weiser
Name:	Samuel S. Weiser
Title:	Chief Operating Officer, Sellers Capital LLC, Investment Manager

Sellers Capital LLC
By:	/s/ Samuel S. Weiser
Name:	Samuel S. Weiser
Title:	Chief Operating Officer

CUSIP No.	74051E102	13D/A	Page	5	of	5

EXHIBIT INDEX
     Exhibit 99.1 Amended Joint Filing Agreement, dated as of September 26, 2008, among Sellers Capital Master Fund, Ltd. and Sellers Capital LLC, filed as Exhibit 99.1 to Amendment No. 7 to Schedule 13D filed with the SEC on September 29, 2008 and hereby incorporated herein by reference.
     Exhibit 99.2 Definitive Consent Solicitation Statement of Sellers Capital Master Fund, Ltd. et al., filed with the SEC on December 18, 2008 and incorporated herein by reference.